Exhibit (a)(5)(vi)

QATAR TELECOM (QTEL) Q.S.C. ANNOUNCES

PRELIMINARY RESULTS OF TENDER OFFERS IN

INDONESIA AND THE UNITED STATES

Doha & Jakarta, February 19, 2009 – Qatar Telecom (Qtel) Q.S.C. (“Qtel”) today announced the expiration of its concurrent tender offers, through its wholly-owned subsidiary Indonesia Communications Pte. Ltd., to acquire Series B Shares of PT Indosat Tbk. (IDX: ISAT; NYSE: IIT), an Indonesian company (“Indosat” and, such shares, “Series B Shares”), pursuant to an Indonesian offer, and to acquire American Depositary Shares representing Series B Shares (“ADSs”) pursuant to a U.S. offer. The offers expired at 3:00 a.m., New York City time (which is 3:00 p.m., Jakarta time), on February 18, 2009. In the aggregate, Qtel had offered to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the offers, representing approximately 24.19% of the total issued and outstanding Series B Shares (including Series B Shares underlying ADSs) of Indosat.

Based on preliminary information provided by The Bank of New York Mellon, the ADS tender agent for the U.S. offer, and PT Danareksa Sekuritas, the share tender agent for the Indonesian offer, a total of approximately 17,705,799 ADSs were validly tendered into the U.S. offer and not withdrawn, and a total of approximately 1,439,620,500 Series B Shares were validly tendered into the Indonesian offer and not withdrawn, representing an aggregate of approximately 2,324,910,450 Series B Shares (including Series B Shares underlying ADSs). Each ADS represents fifty (50) Series B Shares. Because the number of Series B Shares (including Series B Shares underlying ADSs) tendered into the offers exceeds the aggregate number of Series B Shares that Qtel offered to purchase in the offers, the proration rules will apply pursuant to the terms of the offers. Qtel currently expects that the proration factor will be approximately 56.54%.

The number of ADSs and Series B Shares validly tendered and not withdrawn and the proration factor are both preliminary and subject to verification. The actual number of ADSs and Series B Shares validly tendered and not withdrawn and the proration factor will be announced on or about February 20, 2009.

About Qtel

Qatar Telecom (Qtel), a corporation organized under the laws of Qatar and headquartered in Doha, Qatar, is Qatar’s sole telecommunications provider and one of the largest public companies in that country. Qtel provides a wide range of telecommunications products including, among others, national and international GSM mobile services, internet and cable television services. Qtel’s shares are listed and traded on the Doha Securities Market and the Abu Dhabi Securities Market, and the Global Depository Receipts of Qtel are traded on the London Stock Exchange.

Forward-looking Statements

Statements contained in this press release that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “projects”, “estimates”, or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.

Press Contacts
For Qtel	International PR	Indonesia PR
Nick Swierzy	Diana Footitt	Dian Safitri
+974 559 9686	+852 9183 0667	+62 811 852 004
NSwierzy@qtel.com.qa	diana.footitt@fd.com	dian.safitri@inkemaris.com
	Laurel Teo	Armand Maris
	+65 8228 1061	+62 812 825 0440
	laurel.teo@fd.com	armand.maris@inkemaris.com